/DD

17006026

[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC

SEC FILE NUMBER
8- 52516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Dr. Ste 750
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Smith 703-827-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST-Group
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd, 5th FL (Address) Reston (City), VA (State) 20191 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLean Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

MEGAN FEE NOTARY PUBLIC REG. #7500552 MY COMMISSION EXPIRES 01/31/2019 COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLean Securities, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2016 and report of Independent Registered Public Accounting Firm

Public in Accordance With Rule 17A-5€(3) Under the Securities Exchange Act of 1934

MCLEAN SECURITIES, LLC

Audited Financial Statements and
Supplemental Information

Contents

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statement of financial condition of McLean Securities, LLC as of December 31, 2016 and 2015, and the related notes to the financial statements. This financial statement is the responsibility of McLean Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 14, 2017

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

MCLEAN SECURITIES, LLC

Balance Sheets

As of December 31, 2016 and 2015

	2016	2015
Assets		
Current Assets:		
Cash	$ 8,496	$ 8,496
Total Assets	$ 8,496	$ 8,496
Liabilities & Member's Equity		
Liabilities	$ 0	$ 0
Member's Equity	8,496	8,496
Total Liabilities & Member's Equity	$ 8,496	$ 8,496

Note A – Summary of Significant Accounting Policies

Business Activity

McLean Securities, LLC (the "Company") provides investment banking services and is a wholly owned subsidiary of The McLean Group, LLC (the "Group"). Investment banking services are provided in connection with the Group and primarily include merger and acquisition advisory services for middle market businesses.

Investment banking revenues include commission fees earned from providing merger and acquisition and advisory services, primarily from the purchase or sale of a business. Commission fees are contingent on transaction performance. Commission fees are recognized when received upon the completion of a transaction. The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes.

Regulatory

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission became effective on October 27, 2000. The Company does not trade retail securities and does not have custody of client accounts.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule ("Rule 15c3-3"). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2016, the Company had net capital as defined of $8,496, which was $3,496 in excess of its required net capital of $5,000.

Cash Equivalents, Securities and Credit Risk

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. The Company did not hold any securities as of December 31, 2016 and 2015.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments as of December 31, 2016 and 2015 does not differ materially from the aggregate carrying values recorded in the accompanying financial statements. Estimated fair values are determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment can be required in interpreting market data to develop such fair value estimates, and, accordingly, such estimates are not necessarily indicative of the amounts that the Company may realize in a current market exchange.

Note B – Income Taxes

The Company is organized as a limited liability company and is considered a disregarded entity for income tax reporting purposes. For income tax purposes, revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been recorded for federal and state income taxes, since these taxes are the responsibility of the members of the Group.

Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions as of December 31, 2016 and 2015, which required disclosure or recognition.

Generally, the Group's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

Note C – Related Party Transactions

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the Company's business, except for commission payments to registered representatives, which the broker-dealer is required to pay. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2016 and 2015, capital transfers made to the Group totaled $6,132,002 and $3,970,242.

During 2016 FINRA, SIPC, and Audit fees were paid by the parent company. In 2016, the Group paid FINRA fees of $10,448 and SIPC fees of $31,253. In 2015, the Group paid FINRA fees of $13,767 and SIPC fees of $12,352.

Note D – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 14, 2017, which is the date the financial statements were available to be issued.

MCLEAN SECURITIES, LLC

Supplementary Information

December 31, 2016 and 2015

McLean, Virginia

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
McLean Securities, LLC
McLean, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McLean Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which McLean Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) McLean Securities, LLC stated that McLean Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. McLean Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McLean Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

February 14, 2017

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

The McLean Group

MERGERS & ACQUISITIONS | BUSINESS VALUATIONS

February 2, 2017

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report
SEA Rule 17a-5(d)(4)

To Whom It May Concern:

The below Information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

McLean Securities is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

____
Signature

____Andy Smith___________
Print Name

_______Principal___________
Title